NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
-4749

08002584

SEC
Mail Processing
Section

MAY 14 2008

Washington, DC
101

May 5, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated May 5, 2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

PROCESSED
MAY 21 2008
THOMSON REUTERS

NORTHERN ABITIBI MINING CORP.

FILE No. 82-4749

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 5, 2008**

News Release: **08-6** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING HAS COMMENCED AT THE TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling is underway at the Taylor Brook Property in Newfoundland.

The minimum 1000 meter drill program will test 3 airborne conductors that were not tested during the previous drill program, the margins of the host mafic-ultramafic complex, and select down hole geophysical conductors. The first diamond drill hole is targeting a 225 meter long by 80 meter wide airborne geophysical conductor located immediately south of the Layden showing. The Layden Showing is a high grade massive sulfide lens exposed at surface containing average grades of 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold

Interpreted results from the Crone PEM (pulse electromagnetic) down hole survey have been received for hole 07TB-04. The survey has detected a strong off hole conductor at roughly 140 meters depth in the hole. This conductor is interpreted to occur roughly 10 to 20 meters south of hole 07TB-04 and has been modeled as a 50 meter by 50 meter plate. A second lower intensity conductor has also been identified at roughly 90 meters depth in the hole. Both of these conductors will be drill tested during the current drilling program. The completed and interpreted results from the downhole survey on hole 07TB-07 are expected shortly.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Taylor Brook project can be found on our website at www.naminco.ca.

The drill program is being supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert,
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

FILE No. 82-4749

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 5, 2008**

News Release: **08-6** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING HAS COMMENCED AT THE TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling is underway at the Taylor Brook Property in Newfoundland.

The minimum 1000 meter drill program will test 3 airborne conductors that were not tested during the previous drill program, the margins of the host mafic-ultramafic complex, and select down hole geophysical conductors. The first diamond drill hole is targeting a 225 meter long by 80 meter wide airborne geophysical conductor located immediately south of the Layden showing. The Layden Showing is a high grade massive sulfide lens exposed at surface containing average grades of 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold

Interpreted results from the Crone PEM (pulse electromagnetic) down hole survey have been received for hole 07TB-04. The survey has detected a strong off hole conductor at roughly 140 meters depth in the hole. This conductor is interpreted to occur roughly 10 to 20 meters south of hole 07TB-04 and has been modeled as a 50 meter by 50 meter plate. A second lower intensity conductor has also been identified at roughly 90 meters depth in the hole. Both of these conductors will be drill tested during the current drilling program. The completed and interpreted results from the downhole survey on hole 07TB-07 are expected shortly.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Taylor Brook project can be found on our website at www.naminco.ca.

The drill program is being supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert,
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 5, 2008**

News Release: **08-6** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

DRILLING HAS COMMENCED AT THE TAYLOR BROOK NICKEL-COPPER-COBALT-PGE PROPERTY IN NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that drilling is underway at the Taylor Brook Property in Newfoundland.

The minimum 1000 meter drill program will test 3 airborne conductors that were not tested during the previous drill program, the margins of the host mafic-ultramafic complex, and select down hole geophysical conductors. The first diamond drill hole is targeting a 225 meter long by 80 meter wide airborne geophysical conductor located immediately south of the Layden showing. The Layden Showing is a high grade massive sulfide lens exposed at surface containing average grades of 5.38% nickel, 1.05% copper, 0.10% cobalt, 112 ppb platinum, 232 ppb palladium and 416 ppb gold

Interpreted results from the Crone PEM (pulse electromagnetic) down hole survey have been received for hole 07TB-04. The survey has detected a strong off hole conductor at roughly 140 meters depth in the hole. This conductor is interpreted to occur roughly 10 to 20 meters south of hole 07TB-04 and has been modeled as a 50 meter by 50 meter plate. A second lower intensity conductor has also been identified at roughly 90 meters depth in the hole. Both of these conductors will be drill tested during the current drilling program. The completed and interpreted results from the downhole survey on hole 07TB-07 are expected shortly.

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Taylor Brook project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Taylor Brook project can be found on our website at www.naminco.ca.

The drill program is being supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert,
President/Director

END

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.